Strategic positioning

IMPLEMENTING A SUSTAINABLE FUTURE SASOL

By resetting our strategy, we defined our aspiration for Future Sasol. This is a company that is streamlined, focused and positioned to succeed with value realisation for all stakeholders, resilience in a lower-carbon world and enhanced cash generation. This will make Sasol a more attractive investment by delivering leading returns on the basis of low cost, high margins, capital discipline and business sustainability.

Future Sasol - Our Aspiration



Distinct portfolio with differentiated capabilities

- **Distinct, focused and customer-centric** chemical and energy businesses responsible for their own profit and loss, management of resources and capabilities. Participation in select global markets to drive value-based growth
- **Leaner and fit-for-purpose** corporate centre to assist in setting strategic boundaries, allocating capital and focused enablement of businesses



A simpler, more agile organisation that provides a great place to work

- **Simple** – Empowered businesses which are market and profit focused, with fewer corporate centre interfaces
- **Agile** – Adopting more agile ways of working to facilitate problem-solving and customer innovation
- **Culture** – Diverse and inclusive workplace that energises and taps into our employees' full potential

FUTURE SASOL



Delivering triple bottom line outcomes

- **People** – Enhancing employee value proposition and social upliftment of our communities, fostering strong relationships with stakeholders
- **Planet** – Advancing sustainability and product innovation to reduce our environmental impacts
- **Profit** – Leading total shareholder returns on the basis of low cost, high margins and capital discipline



A more modern Sasol leveraging our proprietary technologies and unique chemistry to deliver superior returns

- **Highly skilled people** with strong technical, engineering and marketing capabilities
- **Embracing digitalisation** to realise efficiencies and improve our customer offering
- **Solutions** for a better world through our unique chemistry

A MORE RESILIENT FUTURE SASOL

Management steps to achieve a sustainable Future Sasol We are clear on what we are working towards, but we are under no illusions that the journey will be easy. Indeed, it will be challenging. It is a matter of much regret that not all our employees may be able to make the transition to the new Sasol. To succeed, we need to adopt new ways of working that are more streamlined, adopt a mindset that promotes efficiency and have a significantly smaller corporate centre. The key management steps to achieve a sustainable Future Sasol: Revised the strategy Define a new operating model Implemented a new leadership structure to execute on the new operating model Continue our culture journey with focus on leadership behaviours and new ways of working Implement simple and efficient governance structures Enhance free cash generation through margin enhancement, efficiencies, use of shared services and improved customer centricity Activate our 2030 GHG emission reduction roadmap Revised operating model to execute on our reset strategy Our new operating model is effective 1 November 2020 and aligns with the reset strategy. It consists of the two distinct profit and loss business units. A 25% reduction in the executive leadership, will enable this new operating model. In parallel, an asset disposal programme is gaining good momentum, shaping Sasol's future portfolio. We have a transformation office in place to coordinate transition in the next 24 months. Future Sasol's targets Future Sasol is aimed at making the Company sustainable in a low oil price environment and becoming an attractive investment to shareholders. To ensure we deliver on our plans, we are developing credible targets that are aimed at increasing free cash flow and enhancing our return on invested capital. This will be achieved through: • Gross margin improvements. • Reduction in cash costs through business optimisation and pursuing a global cost competitive position. • Optimisation of sustenance capital through the use of predictive maintenance strategies and digitalisation. • Maintaining optimal working capital levels. • Creating of shared services to bring efficiencies and sharing of best practices. These targets will be firmed up and articulated at our Investor Day Briefing in November 2020. Corporate centre Performance Chemicals Liquid fuels Gas Mining Base Chemicals Energy Chemicals SASOL